02022437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **TJM INVESTMENTS LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

APR 26 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive, Suite 1920
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Wagener (312) 795-4004
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COSTROW REISIN BERK & ABRAMS LTD.
(Name – *if individual, state last, first, middle name*)

NBC Tower, Suite 2600 455 N. Cityfront Plaza Drive, (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2001 AND 2000

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower · Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Investments, LLC, (a 99% owned subsidiary of TJM Institutional Services, LLC) as of December 31, 2001 and the related statements of operations, members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Prestige Financial Center, Inc., a wholly-owned subsidiary of K.T. Prestige, LLC (a 50% equity investee of the Company). Those statements were audited by other auditors whose report has been furnished to us and our opinion for 2001, insofar as it relates to data included for Prestige Financial Center, Inc., is based solely on the report of the other auditors. The financial statements of TJM Investments, LLC as of and for the year ended December 31, 2000 were audited by other auditors, whose report dated February 2, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our report and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, based upon our audit and the report of the other auditors as explained above, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 28, 2002

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2001	2000
ASSETS		
Current assets:		
Cash	**$ 111,819**	$ 64,076
Due from affiliate (Note 3)		15,000
Prepaid assets	**1,809**	5,664
Receivable from broker-dealers and clearing organizations	**124,200**	107,642
Deposits with clearing organizations and others	**224,064**	125,432
Total current assets	**461,892**	317,814
Property and equipment:		
Furniture and equipment	**130,210**	77,833
Less accumulated depreciation	**(48,347)**	(22,928)
Property and equipment, net	**81,863**	54,905
Investments in limited liability companies (Note 2)	**358,848**	818,771
Total assets	**$ 902,603**	$ 1,191,490
LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable and accrued expenses	**$ 27,572**	$ 34,479
Members' capital	**875,031**	1,157,011
Total liabilities and members' capital	**$ 902,603**	$ 1,191,490

See notes to financial statements.